Exhibit 99.3

Aeterna Zentaris Inc.

Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended
December 31, 2012, 2011 and 2010
(presented in thousands of US dollars)

(1)

Aeterna Zentaris Inc.
Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010

(2)

March 21, 2013

Independent Auditor's Report

To the Shareholders of
Aeterna Zentaris Inc.
We have completed integrated audits of Aeterna Zentaris Inc. and its subsidiaries' 2012 and 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2012 and an audit of their 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Aeterna Zentaris Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of changes in shareholders' deficiency, comprehensive loss and cash flows for each of the three years in the period ended December 31, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.
An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

...
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

(3)

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aeterna Zentaris Inc. and its subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for each of the three years in the period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Aeterna Zentaris Inc. and its subsidiaries' internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled "Management's Annual Report on Internal Control over Financial Reporting".
Auditor's responsibility
Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.
We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.
Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

(4)

Opinion
In our opinion, Aeterna Zentaris Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012 based on criteria established in Internal Control - Integrated Framework issued by COSO.

Montréal, Québec, Canada

_______________
1 CPA auditor, CA, public accountancy permit No. A123498

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Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2012	December 31, 2011
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 6)	39,521	46,881
Trade and other receivables (note 7)	7,993	8,325
Inventory (note 8)	4,084	3,456
Prepaid expenses and other current assets	1,703	1,477
	53,301	60,139
Restricted cash (note 9)	826	806
Property, plant and equipment (note 10)	2,147	2,512
Other non-current assets	797	830
Identifiable intangible assets (note 11)	1,128	1,769
Goodwill (note 12)	9,466	9,313
	67,665	75,369
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 13)	10,440	12,257
Current portion of deferred revenues (note 5)	5,235	5,310
Income taxes (note 21)	—	259
Current portion of long-term payable	30	59
	15,705	17,885
Deferred revenues (note 5)	34,663	39,242
Warrant liability (note 14)	6,176	9,162
Long-term payable	—	29
Employee future benefits (note 18)	17,231	12,880
Provision and other non-current liabilities (note 15)	585	717
	74,360	79,915
SHAREHOLDERS' DEFICIENCY
Share capital (note 16)	122,791	101,884
Other capital	83,892	82,327
Deficit	(213,086)	(188,969)
Accumulated other comprehensive (loss) income	(292)	212
	(6,695)	(4,546)
	67,665	75,369
Commitments, contingencies and guarantee (note 24)
Subsequent events (note 28)
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

(6)

Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Deficiency
For the years ended December 31, 2012, 2011 and 2010
(in thousands of US dollars, except share data)

	Common shares (number of)1-2	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2012	17,460,349	101,884	82,327	(188,969)	212	(4,546)
Net loss		—	—	(20,412)	—	(20,412)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(504)	(504)
Actuarial loss on defined benefit plans (note 18)		—	—	(3,705)	—	(3,705)
Comprehensive loss		—	—	(24,117)	(504)	(24,621)
Share issuance in connection with a public offering (note 16)	6,600,000	11,265	—	—	—	11,265
Share issuances in connection with "At-the-Market" drawdowns (note 16)	1,190,973	8,382	—	—	—	8,382
Share issuances pursuant to the exercise of warrants (note 14)	52,383	819	—	—	—	819
Share issuances pursuant to the exercise of stock options (note 16)	25,583	441	(232)	—	—	209
Share-based compensation costs	—	—	1,797	—	—	1,797
Balance - December 31, 2012	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)

	Common shares (number of)1-2	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2011	13,904,986	60,900	81,091	(160,567)	1,001	(17,575)
Net loss		—	—	(27,067)	—	(27,067)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(789)	(789)
Actuarial loss on defined benefit plans (note 18)		—	—	(1,335)	—	(1,335)
Comprehensive loss		—	—	(28,402)	(789)	(29,191)
Share issuances in connection with "At-the-Market" drawdowns, net of transaction costs	3,244,094	35,881	—	—	—	35,881
Share issuances pursuant to the exercise of warrants (note 14)	284,545	4,861	—	—	—	4,861
Share issuances pursuant to the exercise of stock options (note 16)	26,724	242	(97)	—	—	145
Share-based compensation costs	—	—	1,333	—	—	1,333
Balance - December 31, 2011	17,460,349	101,884	82,327	(188,969)	212	(4,546)
_________________________
1    Issued and paid in full

[2]	Adjusted to reflect the October 2, 2012 6-to-1 share consolidation (see note 1 – Summary of business, liquidity risk, reporting entity and basis of preparation and note 16 – Share capital)

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Deficiency
For the years ended December 31, 2012, 2011 and 2010
(in thousands of US dollars, except share data)

	Common shares (number of)1-2	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2010	10,514,992	41,524	79,943	(132,307)	—	(10,840)
Net loss		—	—	(28,451)	—	(28,451)
Other comprehensive income:
Foreign currency translation adjustments		—	—	—	1,001	1,001
Actuarial gain on defined benefit plans (note 18)		—	—	191	—	191
Comprehensive loss		—	—	(28,260)	1,001	(27,259)
Issuances pursuant to registered direct offerings, net of transaction costs	3,319,513	18,391	—	—	—	18,391
Issuance pursuant to the exercise of warrants (note 14)	49,803	829	—	—	—	829
Issuance pursuant to the exercise of stock options (note 16)	20,678	156	(44)	—	—	112
Share-based compensation costs	—	—	1,192	—	—	1,192
Balance - December 31, 2010	13,904,986	60,900	81,091	(160,567)	1,001	(17,575)
_________________________
1    Issued and paid in full

[2]	Adjusted to reflect the October 2, 2012 6-to-1 share consolidation (see note 1 – Summary of business, liquidity risk, reporting entity and basis of preparation and note 16 – Share capital)

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2012, 2011 and 2010
(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2012	2011	2010
	$	$	$
Revenues
Sales and royalties	31,538	31,306	24,857
License fees and other	2,127	4,747	2,846
	33,665	36,053	27,703
Operating expenses (note 17)
Cost of sales	26,820	27,560	18,700
Research and development costs, net of refundable tax credits and grants	20,604	24,517	21,257
Selling, general and administrative expenses (notes 10 and 11)	13,245	16,170	12,552
	60,669	68,247	52,509
Loss from operations	(27,004)	(32,194)	(24,806)
Finance income (note 19)	6,974	6,231	1,792
Finance costs (note 19)	(382)	—	(5,437)
Net finance (costs) income	6,592	6,231	(3,645)
Loss before income taxes	(20,412)	(25,963)	(28,451)
Income tax expense (notes 5 and 21)	—	(1,104)	—
Net loss	(20,412)	(27,067)	(28,451)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	(504)	(789)	1,001
Items that will not be reclassified to profit or loss
Actuarial loss on defined benefit plans	(3,705)	(1,335)	191
Comprehensive loss	(24,621)	(29,191)	(27,259)
Net loss per share (note 25)
Basic	(1.03)	(1.72)	(2.26)
Diluted	(1.03)	(1.72)	(2.26)
Weighted average number of shares outstanding (notes 16 and 25)
Basic	19,775,073	15,751,331	12,609,902
Diluted	19,775,073	15,751,331	12,609,902

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2011 and 2010
(in thousands of US dollars)

	Years ended December 31,
	2012	2011	2010
	$	$	$
Cash flows from operating activities
Net loss	(20,412)	(27,067)	(28,451)
Items not affecting cash and cash equivalents
Change in fair value of warrant liability (note 14)	(6,746)	(2,533)	5,437
Depreciation, amortization and impairment (notes 10 and 11)	1,319	2,876	1,573
Share-based compensation costs (note 16)	1,797	1,333	1,192
Non-cash consideration received in connection with an amended licensing agreement	—	—	(1,263)
Gain on held-for-trading financial instrument	—	(1,278)	(687)
Employee future benefits (note 18)	335	492	249
Amortization of deferred revenues	(5,252)	(5,840)	(5,873)
Foreign exchange (gain) loss on items denominated in foreign currencies	614	(1,955)	(965)
(Gain) loss on disposal of property, plant and equipment	—	(26)	28
Amortization of prepaid expenses and other non-cash items	5,124	4,207	4,587
Changes in operating assets and liabilities (note 20)	(7,594)	3,548	(7,539)
Net cash used in operating activities	(30,815)	(26,243)	(31,712)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $1,665 in 2012, $1,204 in 2011 and $1,506 in 2010 (note 16)	23,619	36,250	25,580
Proceeds from the exercise of share purchase warrants (note 14)	437	2,222	396
Proceeds from the exercise of stock options (note 16)	209	145	112
Repayment of long-term payable	(57)	(61)	(59)
Net cash provided by financing activities	24,208	38,556	26,029
Cash flows from investing activities
Proceeds from the sale of short-term investment	—	3,242	—
Purchase of identifiable intangible assets (note 11 )	—	(69)	—
Purchase of property, plant and equipment (note 10)	(272)	(736)	(82)
Disposals of property, plant and equipment (note 10)	—	26	32
Net cash provided by (used in) investing activities	(272)	2,463	(50)
Effect of exchange rate changes on cash and cash equivalents	(481)	107	(369)
Net change in cash and cash equivalents	(7,360)	14,883	(6,102)
Cash and cash equivalents – Beginning of the year	46,881	31,998	38,100
Cash and cash equivalents – End of the year	39,521	46,881	31,998
Cash and cash equivalents components (note 6):
Cash	15,441	15,112	12,922
Cash equivalents	24,080	31,769	19,076
	39,521	46,881	31,998

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation
Summary of business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a global biopharmaceutical company specializing in oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. The Company benefits from strategic collaborators and licensee partners to contribute to the development of its pipeline of product candidates and to establish commercial activities in specific territories.
Liquidity risk
Over the years, the Company has incurred recurring operating losses having invested significantly in its research and development ("R&D") activities as well as supporting its general and administrative expenses. It has financed its operations through different sources including the issuance of common shares and the conclusion of strategic alliances with licensee partners. The Company expects to continue to incur operating losses and may require significant capital to fulfill its future obligations. See note 22 – Capital disclosures and note 23 – Financial instruments and financial risk management – Liquidity risk.
Reporting entity
The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the parent company of the Group and represents the ultimate parent of the Group.
The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt, Germany, and Aeterna Zentaris, Inc., based in Basking Ridge, New Jersey in the United States.
The address of the Company is 1405 du Parc-Technologique Blvd., Québec, Canada, G1P 4P5.
The Company's common shares are listed on both the Toronto Stock Exchange and the NASDAQ Global Market (the "NASDAQ").
Share consolidation
On October 2, 2012, the Company completed a consolidation of its issued and outstanding common shares on a 6-to-1 basis ("Share Consolidation"). The Share Consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest. All references in these consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation. See note 16 – Share capital, for additional information.
Basis of preparation

(a)	Statement of compliance
The consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010 (the "Consolidated Financial Statements") have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved by the Company's Board of Directors on March 21, 2013.
The accompanying consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for held-for-trading financial assets and of the warrant liability derivatives, which are measured at fair value through profit or loss (“FVTPL”).

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 3 – Critical accounting estimates and judgments.

(b)	Principles of consolidation
These consolidated financial statements include all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Entities are included in the consolidation from the date control is obtained by the Company, while entities are deconsolidated from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. All intercompany balances and transactions are eliminated on consolidation.

(c)	Foreign currency
The accompanying consolidated financial statements are presented in thousands of US dollars, which is the Company's presentation currency.
Assets and liabilities of Group entities are translated from euro at the period end rates of exchange, and the results of their operations are translated from euro at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders' deficiency.
Items included in the financial statements of the Group's entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”), which is the euro (“EUR”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in euro are recognized in the consolidated statement of comprehensive loss.
Foreign exchange gains and losses that relate to cash and cash equivalents, the short-term investment and the warrant liability are presented within finance income or finance costs in the consolidated statement of comprehensive loss. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive loss within operating expenses.

2	Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by Group entities.
Cash and cash equivalents
Cash and cash equivalents consists of unrestricted cash on hand and balances with banks, as well as three months or less interest-bearing deposits (including a money market account) that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
Inventory
Inventory is valued at the lower of cost and net realizable value, which is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. Cost is determined on a first-in, first-out basis. The cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method.
Restricted cash
Restricted cash is comprised of a bank deposit, related to a long-term operating lease obligation that cannot be used for current purposes.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Property, plant and equipment and depreciation
Items of property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Depreciation expense is allocated to the appropriate expense categories to which the underlying items of property, plant and equipment relate, and is recorded under the captions cost of sales, selling, general and administrative expenses, and R&D on the statement of comprehensive income.
Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist of in-process R&D that were acquired in business combinations, patents and trademarks, technology and other. In-process R&D acquired in business combinations are recognised at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized from the time they are available for use on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense is allocated to the appropriate expense categories to which the underlying identifiable intangible assets relate, and recorded under the captions selling, general and administrative expenses, and R&D on the statement of comprehensive income.
Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination.
Impairment of assets
Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset's recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate expense categories to which the underlying identifiable intangible assets relate, and recorded under the captions selling, general and administrative expenses, and R&D on the statement of comprehensive income.
Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset's recoverable amount. However, an asset's

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.
Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.
Share purchase warrants
Share purchase warrants are classified as liabilities, since the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company's share purchase warrants contains a written put option, arising upon the occurrence of a Fundamental Transaction, as that term is defined in the share purchase warrant agreement, and also upon a change of control. As a result of the existence of these put options, despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.
The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.
The warrant liability is classified as non-current, unless the underlying share purchase warrants are expected to expire or be settled within 12 months from the end of a given reporting period.
Employee benefits
Salaries and other short-term benefits
Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive loss over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.
Post-employment benefits
The Company's subsidiary in Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on an annual basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.
The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive loss, net of tax, in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive loss in subsequent periods.
For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive loss as incurred-namely, over the period that the related employee service is rendered.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Termination benefits
Termination benefits are recognized in the consolidated statement of comprehensive loss when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan either to terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.
Financial instruments
The Company classifies its financial instruments in the following categories: “Financial assets at FVTPL”; “Loans and receivables”; “Financial liabilities at FVTPL”; and “Other financial liabilities”.
Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(a)	Classification
Financial assets at fair value through profit or loss
Financial assets at FVTPL are financial assets held for trading. Fair value is defined as the amount at which the financial assets could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A financial asset is classified as at FVTPL if the instrument is acquired or received as consideration principally for the purpose of selling in the short-term. Financial assets at FVTPL are classified as current assets if expected to be settled within 12 months from the end of a given reporting period; otherwise, the assets are classified as non-current.
As at December 31, 2012 and 2011, the Company holds no asset classified as financial assets at FVTPL.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.
The Company's loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are financial liabilities held for trading. A financial liability is classified as at FVTPL if the instrument is acquired or incurred principally for the purpose of selling or repurchasing in the short-term or where the Company does not have the unconditional right to avoid delivering cash or another financial asset to the holders in certain circumstances. Financial liabilities at FVTPL are classified as current liabilities if expected or potentially required to be settled within 12 months from the end of a given reporting period; otherwise, the liabilities are classified as non-current.
Financial liabilities at FVTPL are currently comprised of the Company's warrant liability.
Other financial liabilities
Other financial liabilities include trade accounts payable and accrued liabilities, long-term payable and other long-term liabilities.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(b)	Recognition and measurement
Financial assets at fair value through profit or loss
Financial assets at FVTPL are recognized on the settlement date, which is the date on which the asset is delivered to the Company. Financial assets at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Financial assets at FVTPL are derecognized when the right to receive cash flows from the underlying investment have expired or have been transferred and when the Group has transferred substantially all risks and rewards of ownership. Gains and losses arising from changes in the fair value of financial assets at FVTPL are presented in the consolidated statement of comprehensive loss within finance income or finance costs in the period in which they arise.
Loans and receivables
Loans and receivables are recognized on the settlement date and are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are recognized on the settlement date. Financial liabilities at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Gains and losses arising from changes in the fair value of financial liabilities at FVTPL are presented in the consolidated statement of comprehensive loss within finance income or finance costs in the period in which they arise.
Other financial liabilities
Financial instruments classified as “Other financial liabilities” are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.

(c)	Impairment
Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset's carrying amount and the present value of estimated future cash flows is recorded in the consolidated statement of comprehensive loss. The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset's original effective interest rate.
Impairment charges of financial assets carried at amortized cost are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.
Share capital
The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Common shares are classified as equity. Incremental costs that are directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.
Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a share purchase warrant, exercisable in order to purchase a common share or fraction thereof), proceeds received in connection with those offerings are allocated between Share capital and Share purchase warrants based on the residual method. Proceeds are allocated to warrant liability based on the share purchase warrants fair value, and the residual

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

amount of proceeds is allocated to Share capital. Transaction costs in connection with such offerings are allocated to the liability and equity units components in proportion to the allocation of proceeds.
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.
Provisions are made for any contracts, including lease arrangements, which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.
Revenue recognition
Sales of products
Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods (which is at the time the goods are shipped), when the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, when the amount of revenues can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company and when the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Royalty revenues
The Company has deferred recognition of proceeds received in December 2008 from Healthcare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P. ) (“HRP”) relating to the Company's rights to royalties on future sales of Cetrotide® covered by a license agreement with ARES Trading S.A. (“Merck Serono”) in which the latter had been granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization. Royalties on Merck Serono's net sales of Cetrotide®, formerly payable to the Company, are now payable directly to HRP.
The Company recognized the proceeds received from HRP as royalty revenues over the life of the underlying royalty sale arrangement, pursuant to the “units-of-revenue” method. Under that method, periodic royalty revenues are calculated as the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono is expected to pay to HRP over the term of the underlying arrangement multiplied by the royalty payments due to HRP for the period.
Licensing revenues and multiple element arrangements
The Company is currently in a phase in which certain potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for R&D services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.
Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit's fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is probable. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.
Milestone payments
Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when the Company has no significant future performance obligations in connection with the milestones.
Cost of sales
Cost of sales represents the cost of goods sold and represents almost exclusively the amount of inventory recognized as an expense during the year. This amount includes the cost of raw materials, supplies, manufacturing fees as well as write-down of inventories.
Share-based compensation costs
The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.
The Company accounts for all forms of directors, senior executives, employees and other collaborators stock-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.
Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the stock-based compensation is transferred to Share Capital upon the issuance of shares.
Current and deferred income tax
The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive income (loss) or directly in equity (deficit) is also recognized directly in other comprehensive income (loss) or directly in equity (deficit). Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The current income tax charge is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the company's subsidiaries operate and generate taxable income.
Deferred income tax is recognized on temporary differences (other than temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, or temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred during any of the periods presented.
Research and development refundable tax credits and grants
The Company's German subsidiary is entitled to receive research grants from the German Federal Ministry of Education and Research. Funding is earned on qualified projects, and corresponding expenses are reimbursed at a rate of 51% of eligible base amounts.
Refundable R&D tax credits and grants are accounted for using the cost reduction method. Accordingly, refundable R&D tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred, provided that the Company has reasonable assurance the refundable R&D tax credits or grants will be realized.
Net loss per share
Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.
Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a)	Critical accounting estimates and assumptions
Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Revenue recognition
Royalty revenues calculated under the "units-of-revenue" method are dependent upon certain assumptions, including expected future third-party net sales of Cetrotide®. Any future changes in the assumptions utilized to determine the amortization of deferred revenues could result in a change in the timing of the Company's royalty revenue recognition.
Fair value of the warrant liability and stock options
Determining the fair value of the warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company's future operating results, liabilities or other components of shareholders' deficiency. Fair value assumptions used are described in notes 14 – Warrant liability and 16 – Share capital.
Identifiable intangible assets and goodwill impairment
The values associated with identifiable intangible assets with finite lives and goodwill are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset useful lives.
Valuations performed in connection with post-acquisition assessments of impairment of identifiable intangible assets are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectations and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company's future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges. Additional information is included in note 11 – Identifiable intangible assets.
The annual impairment assessment related to goodwill is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to recent industry-specific market analyses. Future events, including a significant reduction in the Company's share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company's future results due to increased impairment charges.
Employee future benefits
The determination of expense and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 18 – Employee future benefits.
Income taxes
The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities' ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company's products. To the extent that management's assessment of any Group entity's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 21 – Income taxes.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

b)	Critical judgement in applying the entity's accounting policies
Revenue recognition
Management's assessments related to the recognition of revenues related to arrangements containing multiple elements are based on judgment. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon the assessment of the Company's continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. Additional information is included in note 5 – Development, commercialization and license agreement.

4	Recent accounting pronouncements
There are no IFRSs or International Financial Reporting Interpretations Committee ("IFRIC") that are effective for the first time in 2012 that would be expected to have a material impact on the Company.
Adopted in 2012
In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted.
Not yet adopted
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss in case where the fair value option is taken for financial liabilities. Additionally, IFRS 7 Amendment includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company currently is evaluating any impact that this new standard may have on the Company's consolidated financial statements.
In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company's consolidated financial statements.
In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement's legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company's consolidated financial statements.
In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company's consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity's own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company's consolidated financial statements.
In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the “corridor method”), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans. The amendments to IAS 19 apply to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new standard may have on the Company's consolidated financial statements.

5	Development, commercialization and license agreement
On March 8, 2011, the Company entered into an agreement with Yakult Honsha Co. Ltd. (“Yakult”) for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). Also per the agreement, the Company is entitled to receive up to a total of €44,000,000 (approximately $58,015,000) upon achieving certain pre-established milestones, including the occurrence of certain clinical and regulatory events in Japan. Furthermore, the Company will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market.
On November 23, 2011, the Company entered into an agreement with Hikma Pharmaceuticals LLC. (“Hikma”) for the development and commercialization of perifosine in all oncology uses in certain countries in the Middle East and North Africa (“MENA”). Under the terms of this agreement, Hikma made an initial, non-refundable gross upfront payment to the Company of $200,000. Also per the agreement, the Company will be entitled to receive up to a total of $850,000, as amended on December 18, 2012, upon achieving certain pre-established milestones, including the occurrence of certain regulatory events in certain countries in the MENA region. Furthermore, the Company will be entitled to receive double-digit royalties on future net sales of perifosine in the MENA market.
The Company has substantial continuing involvement in the aforementioned arrangements, including the use of commercially reasonable efforts to develop, apply for and obtain relevant regulatory approval for, manufacture and commercialize perifosine outside Japan and MENA region, which will facilitate the ultimate commercialization process within Japan and MENA region. Additionally, the Company will ensure a stable supply of perifosine and related trial products to Yakult and Hikma throughout the ongoing development process and will maintain relevant patent rights over the term of the arrangements. Lastly, per the terms of the aforementioned agreements, the Company has agreed to supply perifosine, on a cost-plus basis, to Yakult and Hikma following regulatory approvals.
The Company has applied the provisions of IAS 18, Revenue, and has determined that all deliverables and performance obligations contemplated by the agreements with Yakult and Hikma should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not known, probable or estimable at the time at which the agreements with Yakult and Hikma were entered into.
The Company has deferred the non-refundable license fees and is amortizing the related payments as revenue on a straight-line basis over the duration of the Company's continuing involvement in the arrangements, which approximate the estimated life cycle of the product that is currently under development and the expected period over which Yakult and Hikma will derive value from the use of, and access to, the underlying licenses.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In determining the period over which license revenues are to be recognized, and in addition to due consideration of the Company's continuing involvement, as discussed above, the Company considered the remaining expected life of applicable patents as the most reasonable basis for estimating the underlying product's life cycle. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of the Company's continuing involvement and performance obligations or benefits expected to be derived by Yakult and Hikma. Additional information is included in note 28 – Subsequent events.
Future milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by Yakult and Hikma, as per the aforementioned agreement.
The Company was required to remit to the Japanese tax authorities $1,104,000 of the gross proceeds received from Yakult. These amounts, which were withheld at the source, were recognized as income tax expense in the consolidated statement of comprehensive loss in accordance with the provision of IAS 12, Income Taxes.

6	Cash and cash equivalents

	As at December 31,
	2012	2011
	$	$
Cash on hand and balances with banks	15,441	15,112
Three months or less interest-bearing deposits	24,080	31,769
	39,521	46,881

7	Trade and other receivables

	As at December 31,
	2012	2011
	$	$
Trade accounts receivable	7,323	7,716
Value added tax	428	439
Other	242	170
	7,993	8,325

8	Inventory

	As at December 31,
	2012	2011
	$	$
Raw materials	1,691	1,608
Work in progress	1,931	1,848
Finished goods	462	—
	4,084	3,456

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9	Restricted cash
In support of the Company's long-term operating lease obligation in Germany and in replacement of a related bank guarantee, the Company transferred approximately $826,000 ($806,000 in 2011) to a restricted cash account. The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement (note 24 – Commitments, contingencies and guarantee) has not expired and therefore cannot be utilized for current purposes as at December 31, 2012.

10	Property, plant and equipment
Components of the Company's property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2011	8,939	1,551	1,738	1,156	13,384
Additions	684	—	46	6	736
Disposals / Retirements	(96)	—	(2)	—	(98)
Impact of foreign exchange rate changes	(330)	(49)	(58)	(37)	(474)
At December 31, 2011	9,197	1,502	1,724	1,125	13,548
Additions	180	87	5	—	272
Disposals / Retirements	(79)	—	(3)	—	(82)
Impact of foreign exchange rate changes	146	26	28	19	219
At December 31, 2012	9,444	1,615	1,754	1,144	13,957

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2011	6,749	1,352	1,672	515	10,288
Disposals / Retirements	(96)	—	(2)	—	(98)
Impairment loss	—	134	—	178	312
Recurring depreciation expense	728	39	50	101	918
Impact of foreign exchange rate changes	(255)	(47)	(56)	(26)	(384)
At December 31, 2011	7,126	1,478	1,664	768	11,036
Disposals / Retirements	(79)	—	(3)	—	(82)
Impairment loss	—	—	—	—	—
Recurring depreciation expense	564	8	34	57	663
Impact of foreign exchange rate changes	128	25	26	14	193
At December 31, 2012	7,739	1,511	1,721	839	11,810

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2011	2,071	24	60	357	2,512
At December 31, 2012	1,705	104	33	305	2,147
Depreciation of $663,000 ($918,000 in 2011) is included in the statement of comprehensive loss: $85,000 (nil in 2011) in cost of sales, $555,000 ($824,000 in 2011) in R&D and $23,000 ($94,000 in 2011) in selling, general and administrative expenses.
During the year ended December 31, 2011, an impairment loss was recognized based on the results of impairment testing of the Company's Leasehold improvements and Furniture and fixtures assets. The impairment loss was recognized predominantly to take into account the relocation of one of the Company's offices. Following management's analyses, which demonstrated that the remaining carrying value of these assets was no longer recoverable, an impairment charge of approximately $312,000, was recorded as additional depreciation expense, which in turn was included within general and administrative expenses in the accompanying consolidated statement of comprehensive loss.

11	Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks. The changes in the carrying value of the Company's identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2012			Year ended December 31, 2011
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances - At January 1	37,982	(36,213)	1,769	39,141	(35,842)	3,299
Additions	—	—	—	69	—	69
Retirement	(431)	431	—	—	—	—
Impairment loss	—	(184)	(184)	—	(1,093)	(1,093)
Recurring amortization expense	—	(472)	(472)	—	(553)	(553)
Impact of foreign exchange rate changes	621	(606)	15	(1,228)	1,275	47
Balances - At December 31	38,172	(37,044)	1,128	37,982	(36,213)	1,769

Amortization of $472,000 ($553,000 in 2011) is included in the statement of comprehensive loss: $472,000 ($507,000 in 2011) in R&D and nil ($46,000 in 2011) in selling expenses.
During the year ended December 31, 2012, an impairment loss was recognized based on the results of impairment testing of the Company's patents and trademarks. The impairment loss was recognized predominantly to take into account the retirement of certain patents and trademarks. Following management's analyses, which demonstrated that the remaining carrying value of these assets was no longer recoverable, an impairment charge of approximately $184,000, was recorded as additional amortization expense, which in turn is included within R&D expenses in the accompanying consolidated statement of comprehensive loss.
During the year ended December 31, 2011, an impairment loss was recognized based on the results of impairment testing of the Company's Cetrotide® asset. The impairment loss was recognized predominantly to take into account management's lower trend estimates related to the commercialization of Cetrotide®, due to changes in the competitive

(25)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

environment in the Japanese market. Management determined that the recoverable amount of Cetrotide®, as at September 30, 2011, was equivalent to the asset's value in use, as defined by IAS 36, Impairment of Assets. Value in use was determined by applying a discount rate of 20%-a pre-tax rate that reflects both current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted-to the estimated future cash flows deemed to be attributable to the use of Cetrotide®. Management has projected cash flows over a period of 11 years, which is until the end of the expected life of Cetrotide® and has used an average growth rate of 1.7 % for the years 1 to 6 and an average growth rate of -9.7% for the years 7 to 11 to extrapolate cash flow projections. More specifically, the discount rate represents an estimate of a reasonable return that would be expected by an investor in an arm's length monetization transaction in respect of future Cetrotide®-derived cash flows. Following management's analyses, which demonstrated that the remaining carrying value of Cetrotide® was no longer recoverable, an impairment charge of approximately $1,093,000, was recorded during the year ended December 31, 2011 as additional amortization expense, which in turn was included within selling expenses in the accompanying consolidated statement of comprehensive loss.

12	Goodwill
Goodwill has been allocated to the only CGU of the Group.
The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
Balance as at January 1, 2011	9,614	—	9,614
Impact of foreign exchange rate changes	(301)	—	(301)
Balance as at December 31, 2011	9,313	—	9,313
Impact of foreign exchange rate changes	153	—	153
Balance as at December 31, 2012	9,466	—	9,466
13    Payables and accrued liabilities

	As at December 31,
	2012	2011
	$	$
Trade accounts payable	6,671	8,062
Salaries, employment taxes and benefits	707	1,958
Current portion of warrant liability	—	42
Accrued R&D costs	1,530	1,056
Accrued Cetrotide® services and deliveries	434	160
Other accrued liabilities	1,098	979
	10,440	12,257

(26)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

14	Warrant liability
The change in the Company's warrant liability can be summarized as follows:

	Years ended December 31,
	2012	2011	2010
	$	$	$
Balance – Beginning of the year	9,204	14,367	1,664	*
Share purchase warrants granted during the year (note 16)	4,100	—	7,341
Share purchase warrants exercised during the year	(382)	(2,638)	(429)
Change in fair value of share purchase warrants	(6,746)	(2,533)	5,437
Change in value attributable to foreign exchange rate changes	—	8	354
	6,176	9,204	14,367
Less: current portion	—	(42)	(955)
Balance – End of the year	6,176	9,162	13,412
_________________________

*	Includes current portion of $0 and non-current portion of $1,664.

A summary of the activity related to the Company's share purchase warrants is provided below.

	Years ended December 31,
	2012		2011		2010
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	1,511,179	8.62	2,153,872	9.17	685,088	10.21
Granted	2,970,000	3.45	—	—	1,518,587	8.67
Exercised	(52,383)	8.24	(284,545)	7.81	(49,803)	7.95
Expired	(21,386)	9.00	(358,148)	12.59	—	—
Balance – End of the year	4,407,410	5.14	1,511,179	8.62	2,153,872	9.17

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2012:

	Warrants outstanding and currently exercisable
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Total intrinsic value
3.45	2,970,000	4.80	—
7.50	122,221	1.81	—
8.24	530,424	2.47	—
9.00	740,737	2.80	—
10.29	44,028	2.46	—
	4,407,410	4.07	—

(27)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at December 31, 2012.

		October 2009 Investor Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants	October 2012 Investor Warrants
Number of equivalent shares		122,221	740,737	530,424	44,028	2,970,000
Market-value per share price		2.38	2.38	2.38	2.38	2.38
Exercise price		7.50	9.00	8.24	10.29	3.45
Risk-free annual interest rate	(a)	0.23%	0.34%	0.30%	0.30%	0.68%
Expected volatility	(b)	109.43%	101.04%	98.31%	98.46%	108.66%
Expected life (years)	(c)	1.81	2.80	2.47	2.46	4.80
Expected dividend yield	(d)	0.00%	0.00%	0.00%	0.00%	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 7 and as discussed in note 23 – Financial instruments and financial risk management.

15	Provision and other non-current liabilities

	As at December 31,
	2012	2011
	$	$
Onerous lease provision (see below)	436	530
Other	149	187
	585	717

(28)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Onerous lease provision*

Year ended December 31,
2012
$
Balance at January 1, 2012	619
Additional provision recognized	—
Utilization of provision	(92)
Effect of change in the discount rate	—
Unwinding of discount	3
Balance at December 31, 2012	530
Current portion	(94)
Non-current portion at December 31, 2012	436
_________________________

*
The provision for onerous lease contract represents the present value of the future lease payments that the Company is presently obligated to make under non-cancellable onerous operating lease contract, less revenue expected to be earned on the lease, including estimated future sub-lease revenue. The estimate may vary as a result of changes in the utilisation of the leased premises and sub-lease arrangement. The unexpired term of the lease is five years.

16	Share capital
The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
On October 2, 2012, the Company completed a share consolidation of its issued and outstanding common shares on a 6-to-1 basis. Therefore, the 112,375,726 common shares issued and outstanding immediately prior to the Share Consolidation were consolidated into 18,729,288 common shares. The Company's outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All shares, options and share purchase warrants as well as per share, option and share purchase warrant information has been retroactively adjusted to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the period presented.
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
January 2012 ATM Program
On January 23, 2012, the Company entered into an ATM sales agreement (the "January 2012 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 1,733,333 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $16,000,000. The January 2012 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices may have varied.
Between January 23, 2012 and December 31, 2012, the Company issued a total of 1,190,973 common shares under the January 2012 ATM Program for aggregate gross proceeds of $8,783,947, less cash transaction costs of $263,518 and previously deferred transaction costs of $139,089.

(29)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Common shares issued in connection with a public offering
Public offering
On October 17, 2012, the Company completed a public offering (the "Offering") of 6,600,000 units, at a purchase price of $2.50 per unit, with each unit consisting of one common share and 0.45 of a warrant to purchase a common share. The related warrants (the "October 2012 Investor Warrants") represent the right to acquire an aggregate of 2,970,000 common shares, as discussed below.
Total cash proceeds raised through the Offering amounted to $16,500,000, less cash transaction costs of approximately $1,403,000 and previously deferred transaction costs of $102,000. The securities were offered by the Company pursuant to a shelf prospectus dated June 8, 2012 and a prospectus supplement dated October 12, 2012.
The Company granted the October 2012 Investor Warrants to the investors who participated in the Offering at an exercise price of $3.45 per share. The Investor Warrants are exercisable at any time during their five-year term and, upon complete exercise, would result in the issuance of an aggregate of 2,970,000 common shares that would generate additional proceeds of $10,246,500.
The Company estimated the fair value attributable to the 2,970,000 October 2012 Investor Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 0.66%, an expected volatility of 106.87%, an expected life of 5 years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $4,100,000 using an iteration process for determining the fair value of the units 'components.
As such, the total gross proceeds of the Offering were allocated as follows: $4,100,000 was allocated to Warrant liability and the balance of $12,400,000, representing $1.88 per common share, was allocated to Share capital. Transaction costs were allocated to the liability and equity units 'components in proportion to the allocation of proceeds. As such, an amount of $370,000 (note 17 – Operating expenses) was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the statement of comprehensive loss and an amount of $1,135,000 was allocated to the common shares and deducted from Share capital.
Shareholder rights plan
Effective March 29, 2010, the Company adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan was approved by the Board of Directors on March 22, 2010 and ratified on May 13, 2010 by the Company's shareholders. Under the terms of the Rights Plan, its continued existence must be reconfirmed by the Company's shareholders at the Company's annual meeting of shareholders to be held on May 8, 2013 (the "Meeting"). If not reconfirmed, the Rights Plan and the rights issued thereunder will terminate at the close of the Meeting, unless earlier terminated. The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including related parties, acquires or announces his/her or its intention to acquire more than twenty (20) percent of the outstanding common shares of the Company (as such shares may be redesignated or reclassified) without complying with the "permitted bid" provisions of the Rights Plan or without approval of the Company's Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with any related parties, to purchase common shares of the Company at a fifty (50) percent discount to the market price of the Company's shares at that time.
Stock options
In December 1995, the Company's Board of Directors adopted a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time.

(30)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. However, 778,780 of the options granted in 2012 and 87,411 of the options granted in 2011 vest over a period of 18 months. Furthermore, 191,666 of the options granted in 2012 vested over certain other periods*.
The following table summarizes the activity under the Company's stock option plan.

	Years ended December 31,
	2012		2011		2010
	Canadian Dollar Options		Canadian Dollar Options		Canadian Dollar Options
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	1,031,328	14.99	1,093,047	15.32	986,700	16.31
Granted	—	—	2,500	11.58	181,416	9.04
Exercised	(25,582)	8.51	(26,724)	5.33	(20,678)	5.40
Forfeited	(57,437)	15.07	(7,777)	9.24	(12,450)	5.70
Expired	(220,434)	23.22	(29,718)	37.08	(41,941)	19.32
Balance – End of the year	727,875	12.71	1,031,328	14.99	1,093,047	15.32

	Years ended December 31,
	2012			2011		2010
	US Dollar Options			US Dollar Options		US Dollar Options
	Number		Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	287,950		11.59	48,886	16.98	48,886	16.98
Granted	1,060,445	*	2.4	239,064	10.49	—	—
Exercised	—		—	—	—	—	—
Forfeited	(19,903)		10.44	—	—	—	—
Balance – End of the year	1,328,492		4.27	287,950	11.59	48,886	16.98
_________________________
* During the period, under the Company's stock option plan and in addition to the stock options granted to employees, the Company granted 125,000 stock options to a financial advisor and 66,666 stock options to an investor relations advisor. The 125,000 stock options will vest upon the achievement of a certain strategic alliance transaction and will expire ten years after the grant date. Among the 66,666 stock options, 33,333 vested upon signature of the service agreement and the remainder vested 90 days later. These 66,666 stock options will expire five years after the grant date.

(31)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	CAN$ options outstanding as at December 31, 2012
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Total intrinsic value (CAN$)
3.30 to 4.80	101,722	5.89	3.59	—
4.81 to 7.02	170,395	6.93	5.70	—
7.03 to 9.78	164,088	7.09	8.99	—
9.79 to 21.21	165,739	2.85	13.63	—
21.22 to 53.28	125,931	2.49	33.22	—
	727,875	5.13	12.71	—

	CAN$ options exercisable as at December 31, 2012
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Total intrinsic value (CAN$)
3.30 to 4.80	101,722	5.89	3.59	—
4.81 to 7.02	170,395	6.93	5.70	—
7.03 to 9.78	154,092	7.03	8.99	—
9.79 to 21.21	164,073	2.79	13.65	—
21.22 to 53.28	125,931	2.49	33.22	—
	716,213	5.08	12.77	—

	US$ options outstanding as at December 31, 2012
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Total intrinsic value (US$)
2.17 to 2.39	786,280	9.93	2.17	165,119
2.40 to 2.92	141,666	9.43	2.66	—
2.93 to 10.17	132,499	7.01	3.49	—
10.18 to 10.68	215,828	8.93	10.44	—
10.69 to 23.76	52,219	4.81	16.80	—
	1,328,492	9.22	4.27	165,119

(32)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	US$ options exercisable as at December 31, 2012
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Total intrinsic value (US$)
2.40 to 2.92	16,666	9.44	2.62	—
2.93 to 10.17	67,500	4.75	3.26	—
10.18 to 10.68	98,354	8.93	10.44	—
10.69 to 23.76	49,997	4.65	16.92	—
	232,517	6.83	9.19	—

As at December 31, 2012, the total compensation cost related to unvested Canadian Dollar stock options not yet recognized amounted to $22,766 ($146,641 in 2011). This amount is expected to be recognized over a weighted average period of 1.03 year (0.98 year in 2011).
As at December 31, 2012, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $1,660,787 ($1,322,752 in 2011). This amount is expected to be recognized over a weighted average period of 1.00 year (1.48 year in 2011).
The Company settles stock options exercised through the issuance of common shares from treasury.

(33)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value input assumptions for Canadian Dollar Options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine stock-based compensation costs over the life of the awards.

		Year ended December 31,	Year ended December 31,
		2011	2010
Expected dividend yield	(a)	0.0%	0.0%
Expected volatility	(b)	81.0%	84.5%
Risk-free annual interest rate	(c)	1.8%	2.6%
Expected life (years)	(d)	6.82	6.07
Weighted average grant date fair value		CAN$8.43	CAN$6.54
_________________________

(a)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on Canadian Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.

Fair value input assumptions for US Dollar Options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine stock-based compensation costs over the life of the awards.

		Years ended December 31,
		2012	2011
Expected dividend yield	(a)	0.0%	0.0%
Expected volatility	(b)	95.4%	81.6%
Risk-free annual interest rate	(c)	0.98%	1.4%
Expected life (years)	(d)	6.77	6.82
Weighted average grant date fair value		US$1.93	US$7.63
_________________________

(a)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.

The Black-Scholes pricing models referred above use “Level 2” inputs in calculating fair value, as defined by IFRS 7, and as discussed in note 23 – Financial instruments and financial risk management.

(34)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

17	Operating expenses
Components of the Company's operating expenses include the following:

	Years ended December 31,
	2012	2011	2010
	$	$	$
Subcontractor fees	25,515	25,667	15,907
Raw material purchases	1,780	2,154	1,897
Change in inventory	(560)	(261)	896
Depreciation of equipment	85	—	—
Cost of sales	26,820	27,560	18,700
Salaries, employment taxes and short-term benefits	11,158	13,029	11,885
Post-employment benefits	701	864	665
Termination benefits	189	182	45
Share-based compensation costs	1,455	1,333	1,192
Total employee benefits expenses	13,503	15,408	13,787
Goods and services(1)	17,229	20,334	17,316
Lease payments(2), net of sublease payments of $226,000 in 2012 and $179,000 in 2011 and 2010	1,751	2,153	1,825
Refundable tax credits and grants	(868)	(383)	(687)
Share-based compensation costs related to collaborators	342	—	—
Transaction costs related to share purchase warrants	370	—	—
Depreciation and amortization	1,135	1,471	1,573
Impairment losses	184	1,405	—
Operating foreign exchange (gains) loss	203	299	(5)
Total operating expenses	60,669	68,247	52,509
_________________________

(1)	Goods and services include third-party R&D costs, laboratory supplies, royalty expenses, professional fees, marketing services, insurance as well as travel expenses.

(2)	Lease expense also includes changes in the onerous lease provision (note 15 – Provision and other non-current liabilities), except for the unwinding of discount.

18	Employee future benefits
The Company's subsidiary in Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

(35)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table provides a reconciliation of the changes in the aforementioned plans' accrued benefit obligations:

	Pension benefit plans			Other benefit plans
	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$
Obligation - Beginning of year	11,769	10,492	10,767	1,111	1,041	1,254
Current service cost	139	185	217	134	206	254
Interest cost	491	555	546	46	54	63
Actuarial (gain) loss	3,705	1,335	(191)	79	46	(370)
Benefits paid	(337)	(354)	(173)	(219)	(196)	(86)
Effect of foreign currency exchange rate changes	295	(444)	(674)	18	(40)	(74)
Obligation - End of year	16,062	11,769	10,492	1,169	1,111	1,041
Amount recognized
In comprehensive loss	(630)	(740)	(763)	(259)	(306)	53
In other comprehensive (loss) income	(3,705)	(1,335)	191	—	—	—

The cumulative amount of actuarial losses recognized in other comprehensive (loss) income as at December 31, 2012 is approximately $4,849,000 (cumulative actuarial losses of approximately $1,144,000 as at December 31, 2011 and cumulative actuarial gain of approximately $191,000 as at December 31, 2010).
The significant actuarial assumptions adopted to determine the Company's accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
Actuarial assumptions	2012	2011	2010	2012	2011	2010
	%	%	%	%	%	%
Discount rate	2.60	4.20	5.10	2.60	4.20	5.10
Pension benefits increase	2.00	2.00	2.00	2.00	2.00	2.00
Rate of compensation increase	2.75 to 3.75	2.75 to 3.75	2.75 to 3.75	2.75	2.75	2.75
The last actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2012. The next actuarial reports are planned for December 31, 2013.
The calculation of the Pension benefit plans obligation is sensitive to the discount rate assumption set out above. From December 31, 2010 to December 31, 2012, management determined that the discount rate assumption should be decreased as a result of changes in the European economic environment.
As the European economic environment continue to evolve, an increase of 0.25% in discount rate shown above is considered reasonably possible in the next financial year. The effect of this change would be a decrease in the pension benefit plans obligation of approximately $1,125,000.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In accordance with the assumptions used as at December 31, 2012, future benefits expected to be paid are as follows:

$
2013	485
2014	520
2015	555
2016	566
2017	585
2018 through 2021	3,254
5,965
Cash required in the next year to fund the plans will approximate the amount of expected benefits.
Total expenses for the Company's defined contribution plan in its German subsidiary amounted to approximately $331,287 for the year ended December 31, 2012 ($312,984 for 2011 and $257,260 for 2010).

19	Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Years ended December 31,
	2012	2011	2010
	$	$	$
Finance income
Net gains due to changes in foreign currency exchange rates	—	2,197	932
Change in fair value of warrant liability	6,746	2,533	—
Interest income	228	223	173
Gain on held-for-trading financial instrument	—	1,278	687
	6,974	6,231	1,792
Finance costs
Net losses due to changes in foreign currency exchange rates	(382)	—	—
Change in fair value of warrant liability	—	—	(5,437)
	(382)	—	(5,437)
	6,592	6,231	(3,645)

(37)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

20	Supplemental disclosure of cash flow information

	Years ended December 31,
	2012	2011	2010
	$	$	$
Changes in operating assets and liabilities
Trade and other receivables	383	(3,332)	(2,029)
Inventory	(560)	(261)	896
Prepaid expenses and other current assets	(4,914)	(4,068)	(3,344)
Other non-current assets	(364)	(456)	(315)
Payables and accrued liabilities	(1,836)	2,970	(1,956)
Provision and other non-current liabilities	(49)	(24)	109
Deferred revenues	—	8,614	—
Income taxes	(254)	105	(900)
	(7,594)	3,548	(7,539)

During the year ended December 31, 2012, the Company paid approximately $259,000 in income taxes ($841,000 in 2011) in the form of foreign jurisdiction withholding tax on payments received pursuant to the licensing agreement.

21	Income taxes
Significant components of current and deferred income tax expense:

	Years ended December 31,
	2012	2011	2010
	$	$	$
Current:	—	(1,104)	—
Deferred:
Origination and reversal of temporary differences	7,282	9,017	7,632
Change in enacted tax rates	—	(104)	(272)
Adjustments in respect of prior years	44	3,428	(176)
Change in unrecognized tax assets	(7,326)	(12,341)	(7,184)
Income tax expense	—	(1,104)	—

The reconciliation of the combined Canadian federal and Quebec provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2012	2011	2010
Combined Canadian federal and provincial statutory income tax rate	26.9%	28.4%	29.9%

(38)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2012	2011	2010
	$	$	$
Income tax recovery based on statutory income tax rate	5,494	7,290	8,500
Change in unrecognized tax assets	(7,326)	(12,341)	(7,184)
Permanent difference attributable to the use of local currency for tax reporting	14	378	1,232
Permanent difference attributable to net change in fair value of warrant liability	1,182	661	(1,761)
Stock-based compensation costs	(421)	(441)	(357)
Difference in statutory income tax rate of foreign subsidiaries	997	893	391
Permanent difference attributable to unrealized foreign exchange gain/loss	(22)	(32)	(159)
Change in enacted rates used	—	(104)	(272)
Expiry of loss carryforwards	—	—	(164)
Foreign witholding tax	—	(1,104)	—
Adjustments in respect of prior years	44	3,428	(176)
Other	38	268	(50)
	—	(1,104)	—

The decrease in the applicable tax rates is mainly due to the reduction of the federal income tax rate from 18.0% to 16.5% to 15.0% for 2010, 2011 and 2012 respectively.
Income tax expense of $1,104,000 for the year ended December 31, 2011 represents current taxation in the form of foreign jurisdiction tax withholdings on payments pursuant to a licensing agreement (note 5 – Development, commercialization and license agreement).
Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable. If income tax assets had been booked in 2012, an amount of $7,326,000 would have been credited to the income statement, $1,183,000 to other comprehensive income and $408,000 to equity. The remaining variation in unrecognized tax assets of $1,706,000 is due to exchange rate differences.
Loss before income taxes
Loss before income taxes is attributable to the Company's tax jurisdictions as follows:

	Years ended December 31,
	2012	2011	2010
	$	$	$
Germany	(20,957)	(25,246)	(19,763)
Canada	322	(290)	(8,664)
United States	224	(427)	(24)
	(20,411)	(25,963)	(28,451)

(39)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of deferred tax assets and liabilities:

	As at December 31,
	2012	2011
	$	$
Deferred tax assets
Long-term:
Operating losses carried forward	840	224
	840	224
Deferred tax liabilities
Property, plant and equipment	160	197
Warrant liability	626	—
Other	54	27
	840	224
Deferred tax assets (liabilities), net	—	—

(40)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of unrecognized deferred tax assets are as follows:

	As at December 31,
	2012	2011
	$	$
Deferred tax assets
Inventory	9	740
Deferred revenues	464	507
	473	1,247
Long term:
Operating losses carried forward	49,453	38,665
Intangible assets	12,271	13,170
Research and development costs	12,642	12,310
Unused tax credits	10,904	10,667
Employee future benefits	2,772	1,534
Property, plant and equipment	1,376	1,301
Share issue expenses	867	813
Deferred revenues	182	589
Onerous lease provision	159	186
Other	145	139
	90,771	79,374
Unrecognized deferred tax assets	91,244	80,621

As at December 31, 2012, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follow:

	Canada
	Federal	Provincial
	$	$
2015	2,495	—
2028	11,205	8,446
2029	6,665	6,640
2030	5,710	5,689
2031	2,664	2,642
2032	6,153	6,153
	34,892	29,570

(41)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company has estimated non-refundable research and development tax credits of approximately $10,904,000 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2018 to 2030. Furthermore, the Company has unrecognized tax assets in respect of operating losses in Germany and in the United States. The losses amount to $129,333,000 in Germany, for which there is no expiry date and to $735,000 in the United States, which expire as follows:

United States
$
2028	557
2029	178
735

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities.
Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issue expenses which are amortizable over 5 years.

22	Capital disclosures
The Company's objective in managing capital, primarily composed of shareholders' deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.
In the past, the Company has had access to liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, the Company has raised capital via public equity offerings and drawdowns under various ATM sales programs, as discussed in note 16 – Share capital.
At December 31, 2012, the Company's working capital amounted to $42,925,000, including cash and cash equivalents of $39,521,000. The accumulated deficit at the same date was $213,086,000. Based on the Company's assessment, which took into account current cash levels, as well as its strategic plan and corresponding budgets and forecasts, the Company believes that it has sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of December 31, 2012. See note 23 – Financial instruments and financial risk management – Liquidity risk.
The capital management objective of the Company remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development pipeline.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

23	Financial instruments and financial risk management
Financial assets (liabilities) as at December 31, 2012 and December 31, 2011 are presented below.

December 31, 2012	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 6)	39,521	—	—	39,521
Trade and other receivables (note 7)	7,993	—	—	7,993
Restricted cash (note 9)	826	—	—	826
Payables and accrued liabilities (note 13)	—	—	(10,346)	(10,346)
Long-term payable*	—	—	(30)	(30)
Warrant liability (note 14)*	—	(6,176)	—	(6,176)
Other non-current liabilities (note 15)	—	—	(149)	(149)
	48,340	(6,176)	(10,525)	31,639
_________________________
* Includes current and non-current portions.

December 31, 2011	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 6)	46,881	—	—	46,881
Trade and other receivables (note 7)	8,325	—	—	8,325
Restricted cash (note 9)	806	—	—	806
Payables and accrued liabilities (note 13)	—	—	(12,126)	(12,126)
Long-term payable*	—	—	(88)	(88)
Warrant liability (note 14)*	—	(9,204)	—	(9,204)
Other non-current liabilities (note 15)	—	—	(187)	(187)
	56,012	(9,204)	(12,401)	34,407
_________________________
* Includes current and non-current portions.

Fair value
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

(43)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash, payables and accrued liabilities, long-term payable and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents (note 6), to trade and other receivables (note 7) and to restricted cash (note 9). The Company invests its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "A3" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure it invests its cash in creditworthy and reputable financial institutions.
As at December 31, 2012, trade accounts receivable for an amount of approximately $7,306,000 were with Company 1 (note 27 – Segment information) and another customer.
As at December 31, 2012, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in the capital disclosures section (note 22), the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
Management of the Company believes that it has sufficient funds to pay its ongoing general and administrative expenses, to pursue its R&D activities and to meet its liabilities, obligations and existing commitments for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, managements takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company expects to continue to incur operating losses and may require significant capital to fulfill its future obligations. See note 22 – Capital disclosure. The Company's ability to continue future operations beyond December 31, 2013 and fund its activities is dependent on management's ability to secure additional financings which may be completed in a number of ways including but not limited to licensing deals, partnerships and share issuance. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

(44)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share price closing, which on the NASDAQ, has ranged from $1.87 to $12.90 during the year ended December 31, 2012.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net (loss) income for warrant liability held at December 31, 2012 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	6,176	768	(783)
Total impact on net loss – decrease / (increase)		768	(783)

Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US and CA dollar exchange rates against the EUR could have a potentially significant impact on the Company's results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$ and the CA$, from period-end rates of EUR1 = US$1.3185 and of EUR1=CA$1.3118 were to occur, the impact on the Company's net (loss) income for each category of financial instruments held at December 31, 2012 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	24,551	1,228	(1,228)
Warrant liability	6,176	(309)	309
Total impact on net loss – decrease / (increase)		919	(919)

	Carrying amount	Balances denominated in CA$
		-5%	+5%
	$	$	$
Cash and cash equivalents	7,064	353	(353)
Total impact on net loss – decrease / (increase)		353	(353)

(45)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

24	Commitments, contingencies and guarantee
The Company is committed to various operating leases for its premises plus service and manufacturing contracts.
Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements, as at December 31, 2012 are as follows:

	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$
Less than 1 year	1,669	(226)	610
1 - 3 years	3,215	(451)	861
4 - 5 years	997	(451)	105
More than 5 years	29	(19)	—
Total	5,910	(1,147)	1,576

The Company has a leasing arrangement in Germany under which it rents laboratory, storage and office space. The original term of the lease, ten years (or March 2016),  is automatically renewable for two further five-year periods if not terminated otherwise by the Company within 12 months prior to original expiry. Under the terms of the arrangement, the minimum lease payment may be increased or lowered proportionally to the fluctuation in consumer price index for Germany if that change is more than 5% on an accumulated basis. The terms of the lease arrangement for the ten years following automatic renewal are the same as per the original agreement.
In October 2007, the Company entered into a $100,000 letter of credit agreement in favour of its landlord in the United States with respect to the Company's long-term lease obligation. In August 2009 and November 2011, the amount of the letter of credit was reduced to $75,000 and $50,000, respectively, as per the original landlord-tenant agreement, and is payable to the landlord in the event that the Company fails to perform any of its obligations under the related lease agreement.
Service and manufacturing commitments given, which consist of R&D service agreements and manufacturing agreements for Cetrotide®, are as follows:

December 31, 2012
$
Less than 1 year	10,123
1 - 3 years	6,693
4 - 5 years	—
More than 5 years	—
Total	16,816
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations, employee-related and other matters. No contingent liabilities have been accrued as at December 31, 2012 or 2011.

(46)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Class Action Lawsuit
On December 21, 2012, a second amended securities class action ("SASCA") was filed against the Company and certain of its senior officers in the purported class action lawsuit initially filed in June 2012 in the United States District Court, Southern District of New York. On February 1, 2013, the Company filed a motion to dismiss the SASCA complaint. This lawsuit, alleging failures to disclose certain information under U.S. federal securities laws, is being prosecuted by a lead plaintiff on behalf of shareholders who acquired the Company's common shares between June 1, 2009 and April 1, 2012 and does not claim a specified amount of damages.
The Company has not recorded any liability related to these matters. The Company's directors' and officers' insurance policy provides for reimbursement of costs and expenses incurred in connection with this lawsuit, including legal and professional fees, as well as potential damages awarded, if any, subject to certain policy restrictions, limits and deductibles. The Company continues to believe that there is no basis for the lawsuit and it intends to defend itself vigorously. However, no assurance can be given with respect to the ultimate outcome of such proceedings, and the amount of any damages awarded in such lawsuit could be substantial.

25	Net loss per share
The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Years ended December 31,
	2012	2011	2010
	$	$	$
Net loss	(20,412)	(27,067)	(28,451)
Basic weighted average number of shares outstanding	19,775,073	15,751,331	12,609,902
Dilutive effect of stock options	31,614	190,625	54,413
Dilutive effect of share purchase warrants	—	282,903	—
Diluted weighted average number of shares outstanding	19,806,687	16,224,859	12,664,315
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	1,183,388	613,644	833,276
Warrants (number of equivalent shares)	1,803,730	—	2,153,898

For the years ended December 31, 2012, 2011 and 2010, the diluted net (loss) income per share was the same as the basic net (loss) income per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net income (loss) per share for these periods was calculated using the basic weighted average number of shares outstanding.
The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as public equity offerings and ATM drawdowns, which resulted in the issuance of a total of 7,790,973 (see note 16 – Share capital), 3,244,094 and 3,319,513 common shares during the years ended December 31, 2012, 2011 and 2010, respectively.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

26	Compensation of key management
Compensation awarded to key management* included:

	Years ended December 31,
	2012	2011	2010
	$	$	$
Salaries and short-term employee benefits	2,354	2,886	2,524
Post-employment benefits	957	684	114
Termination benefits	—	—	—
Share-based compensation cost	941	936	554
	4,252	4,506	3,192
_________________________
* Key management includes the Company's directors and members of the Executive Committee.
Executive Officers Employment Agreements provides that, if the Company terminates their employment without cause or due to a change of control, they are entitled to termination benefits of the equivalent of between 12 and 24 months of their then applicable base salary, an amount equivalent to between 100% and 200% of their annual bonus received (or their eligible bonus, in case of change of control) for the most recently completed year and an amount equivalent to between 12 and 18 months of the cost of the other benefits to which they are entitled.

27	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
Geographical information
The Company is domiciled in Canada and derives all its revenues from its operating subsidiaries domiciled in Germany.
Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2012	2011	2010
	$	$	$
United States	5,158	5,492	9,902
Switzerland	24,406	24,977	15,907
Japan	4,062	5,472	1,684
Other	39	112	210
	33,665	36,053	27,703

Revenues have been allocated to geographic regions based on the country of residence of the Company's external customers or partners.

(48)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Non-current assets* by geographical area are detailed as follows:

	As at December 31,
	2012	2011
	$	$
Germany	12,713	13,557
United States	2	—
Canada	26	36
	12,741	13,593
_________________________
* Non-current assets exclude financial instruments and other non-current assets.

Companies information about major customers representing 10% or more of the Company's revenues in any of the last three years are as follows:

	Years ended December 31,
	2012	2011	2010
	$	$	$
Company 1	24,406	24,977	15,907
Company 2	4,175	4,556	7,990
Company 3	1,040	3,657	—

28	Subsequent events
Perifosine
On March 11, 2013, following a preplanned safety and efficacy first interim analysis performed by an independent Data Safety Monitoring Board ("DSMB"), and following its recommendation, the Company decided to discontinue its Phase 3 trial of perifosine in multiple myeloma. As at March 21, 2013, the Company is evaluating any impact that this event may have on the Company's consolidated financial statements and, since all necessary information is not yet available, it is not possible as of the date hereof to make an estimate of the financial impact of this event.
Depending on the Company definitive evaluation and conclusions with respect to the financial impact of the aforementioned perifosine-related event, there may be a significant impact on the duration of the Company's continuing involvement and performance obligations with regard to its licensing and partnering arrangements for perifosine (note 5 – Development, commercialization and license agreement), which would in turn affect or reduce the amortization period over which license revenues are to be recognized. As at December 31, 2012, perifosine-related deferred revenues represented an amount of approximately $6,100,000 and had a remaining estimated amortization period of 5.8 years.

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